UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 MARCH 22, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL SIGNS COMMERCIAL PER.C6(R) LICENSE AGREEMENT WITH SINGVAX FOR VACCINES AGAINST JAPANESE ENCEPHALITIS

LEIDEN, THE NETHERLANDS - MARCH 22, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) today announced the signing of a commercial PER.C6(R) license agreement with Singapore-based company SingVax Pte Ltd for the development and commercialisation of new vaccines against Japanese encephalitis.

Under the agreement, SingVax will focus on the development and commercialisation of a Japanese encephalitis vaccine for the endemic population as well as for travellers to the Asia Pacific region.

Crucell will receive upfront, annual and milestone payments under the agreement, as well as royalties on product sales. In addition, Crucell will have a preferred position to negotiate marketing rights outside the Asia Pacific Region with respect to a traveller's vaccine that may be developed under the agreement in case SingVax make such a product available for licensing. Further details of the agreement were not disclosed.

ABOUT CRUCELL
Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with Sanofi Pasteur for influenza vaccines, the U.S. National Institutes of Health for Ebola and malaria vaccines, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(R) technology, which offers a safer, more efficient way to produce biopharmaceuticals. The company licenses its PER.C6(R) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on February 27, 2004, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


Crucell N.V.
Leonard Kruimer
Chief Financial Officer
Tel. +31 (0)71 524 8722 l.kruimer@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

SingVax media enquiries:Northbank Communications
Katja Stout / Ashley Lilly
Tel. +44 (0)20 7886 8150
a.lilly@northbankcommunications.com

At SingVax:Douglas Thomson
Chief Executive Officer
Tel: +44 (0)781 332 1495
douglasthomson@dsl.pipex.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

    MARCH 22, 2005                              /s/ ELIZABETH GOODWIN
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        (Date)                                    Elizabeth Goodwin
                                            Director Investor Relations and
                                              Corporate Communications